

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 13, 2017

Todd McKinnon
Chief Executive Officer
Okta, Inc.
301 Brannan Street, 1st Floor
San Francisco, California 94107

> **Re:** **Okta, Inc.**
> **Amendment No. 1 to Draft Registration Statement on Form S-1**
> **Submitted January 27, 2017**
> **CIK No. 0001660134**

Dear Mr. McKinnon:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Where we refer to prior comments, we are referring to our letter dated January 13, 2017.

Prospectus Summary

Overview, page 1

1.	In response to prior comment 1, you advise that the average number of users on business days within your fourth fiscal quarter was 2.1 million through January 25, 2017. In light of this data, please consider revising the references in your filing to the number of people who use Okta every business day to be more specific, or tell us why you think it is appropriate to refer more generally to "millions."

2.   We note the revised disclosure provided in response to prior comment 3, where you indicate that certain cloud providers are your "customers, partners or both." Consider clarifying your disclosure to describe more specifically the nature of the relationships for each of these providers, such as identifying which of these categories the referenced companies fall within.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 60

3.   We note your response to prior comment 15 where you state that the methods used to measure contribution margin have been refined over time, such that you do not have consistent corresponding information for prior historical periods. Revise your disclosure to explain why you are not presenting information for prior cohorts, and describe the impact of not providing comparable information for other cohorts.

Business

Overview, page 86

4.   Consider revising your disclosure to clarify, consistent with your response to prior comment 20, that the number of integrations with third-party software applications is not directly tied to revenues.

Our Customers

Customer Case Studies, page 99

5.   Please disclose the time period during which each profiled customer has used the Okta Identity Cloud.

Todd McKinnon
Okta, Inc.
February 13, 2017
Page 3

You may contact Melissa Walsh, Senior Staff Accountant, at (202) 551-3224 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or me at (202) 551-3483 with any other questions.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies and Services

cc: Richard Kline, Esq.
        Goodwin Procter LLP